# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001013594-20-000670
Filed by CIK 0001822844
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 36,847,842; shared voting power 0; sole dispositive power 36,847,842; shared dispositive power 0; aggregate amount beneficially owned 36,847,842 (8.2% of the class)
- RC Ventures LLC (CIK 0001822844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Upon the internal transfer of Shares from RC Ventures, an entity holding Mr. Cohen's personal investments and of which Mr. Cohen serves as the Manager and is the sole party with a pecuniary interest, to Mr. Cohen, as further described in Item 5(c) below, RC Ventures no longer beneficially owned any Shares. Accordingly, RC Ventures shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 10 to the Schedule 13D. Mr. Cohen will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Mr. Cohen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 36,847,842 Shares beneficially owned by Mr. Cohen is approximately $96,076,057, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 446,800,365 Shares outstanding as of December 4, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2024.

As of the date hereof, Mr. Cohen directly beneficially owned 36,847,842 Shares, constituting approximately 8.2% of the Shares outstanding.

As of the date hereof, RC Ventures beneficially owned 0 Shares, constituting 0% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Mr. Cohen has the sole power to vote and dispose of the Shares he directly beneficially owns.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On January 27, 2025, RC Ventures, an entity holding Mr. Cohen's personal investments and of which Mr. Cohen serves as the Manager and is the sole party with a pecuniary interest, transferred the 36,847,842 Shares it directly beneficially owned to Mr. Cohen. Such internal transfer constituted a change in form of beneficial ownership from indirect to direct for Mr. Cohen. Mr. Cohen remains the sole party with an economic interest in the securities reported herein.

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (01/29/2025)
- RC Ventures LLC: /s/ Ryan Cohen, Ryan Cohen, Manager (01/29/2025)